EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

					(dollars in millions)

	Fiscal Years
	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$1,908	$1,241	$1,254	$949	$1,066
Add: Fixed charges	358	194	219	264	305
Add: Amortization of capitalized interest	5	5	5	5	4
Less: Capitalized interest	(10)	(8)	(8)	(10)	(9)
Total adjusted earnings	2,261	1,432	1,470	1,208	1,366
Fixed Charges:
Interest	283	122	116	150	191
Capitalized interest	10	8	8	10	9
Amortization of debt discount expense	10	10	28	39	44
Rentals at computed interest factor (1)	55	54	67	65	61
Total fixed charges	$358	$194	$219	$264	$305

Ratio of Earnings to Fixed Charges	6.32	7.38	6.71	4.58	4.48

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.